VIA EDGAR
April 28, 2006
Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Endeavour International Corporation
Registration Statement on Form S-3
Filed March 24, 2006
File No. 333-132684

Form 10-K for the year ended December 31, 2005
Filed March 13, 2006
File No. 001-32212
Dear. Mr. Schwall:
Enclosed please find the responses of Endeavour International Corporation to the comments received on April 26, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced registration statement and Form 10-K.
The numbered paragraphs below correspond to the numbered comments in your letter and, for ease of review, we have included the full text of your comments. In addition, we have, where appropriate, included proposed revisions to our disclosure, set forth below as bolded, which we will include in our amended registration statement and in a Form 10-K/A for the period ending December 31, 2005 to be filed with the Commission upon clearing comments with the Staff.
Properties, page 16
Reserves, page 26
1. You indicate that you will expand your disclosure to include a more in depth description of a reserve audit. Provide us with your proposed disclosure. Among other things, you should disclose the fact that the independent engineer did not independently provide his own seismic interpretation, well log or petrophysical analysis, geological mapping, decline-curve analysis or economic analysis.

April 28, 2006

We propose the following language to be included in our Form 10-K/A:
The following replaces the first paragraph under the heading “Reserves” on page 26 of our Form 10-K for the year ended December 31, 2005:
For 2005 and 2004, our oil and gas reserves were reviewed and audited by the independent reserve engineers Gaffney, Cline & Associates Ltd. Our internal reservoir engineers evaluate seismic interpretations, petrophysical analysis and geological mapping to determine the nature of the reservoir and ultimately the quantity of proved oil and gas reserves attributable to a specific property. We provided this analysis to Gaffney Cline & Associates for review and audit. Gaffney Cline & Associates did not perform its own seismic interpretations, well log or petrophysical analysis, geological mapping decline-curve analysis or economic analysis. The audit of our reserves by Gaffney Cline & Associates is based upon the SEC definitions of proved reserves and involves their examination of our technical evaluation and extrapolations of well information such as flow rates and reservoir pressure declines as well as other technical information, mapping and measurements and our estimate of proved reserves.
Our proved oil and gas reserves at December 31, 2005, 2004 and 2003 included the following:
Undeveloped Acreage, page 28
2. Regarding response number 12, as the amount of acreage expiring in 2007 and 2008 is material, revise your 10-K to include it and include it in future filings as necessary. Send us your proposed disclosure.
     We propose the following language to be included in our Form 10-K/A:
The following replaces the first paragraph under the heading “Undeveloped Acreage” on page 28 of our Form 10-K for the year ended December 31, 2005:
As of December 31, 2005, we have approximately 19,600, 178,900 and 203,000 net acres that are scheduled to expire by the December 31, 2006, 2007 and 2008, respectively, if we take no action to continue the term through operational or administrative actions. We currently have plans to continue the terms of various licenses through operational or administrative actions and do not expect a significant portion of our net acreage position to expire before such actions occur.
The following table sets forth certain information regarding our developed and undeveloped holdings in acres as of December 31, 2005 in the areas indicated.

April 28, 2006

Oil and Gas Reserves, page 87
3. As to response number 14, although gas production represents less than 4% of your production, it represents one-half of your reserves on an equivalent barrel basis. Please expand your disclosure in the Risk Factor section and the MD&A to fully explain the operator’s plan to defer monetizing these volumes. Include your best estimate on when you expect to begin monetizing these volumes. Be advised, that if you have not identified a market for this gas, or the operator has not made an investment decision to develop and market it, you cannot classify them as proved reserves at this time.
We propose the following language to be included in our Form 10-K/A:
The following paragraph is inserted under the heading “Item 1A. Risk Factors” beginning on page 8 of our Form 10-K for the year ended December 31, 2005:
A significant portion of our reserves are undeveloped.
A significant amount of our proved reserves are currently undeveloped. These are reserves which in order to be recovered require drilling new wells and constructing new facilities. There can be no assurance of the timing of these additional expenditures or the magnitude of the ultimate economic recovery of the undeveloped reserves.
     In addition, we propose the following language to be included in our Form 10-K/A:
The following paragraph is inserted as the second full paragraph on page 36 of our Form 10-K for the year ended December 31, 2005:
Nearly all of our proved undeveloped gas reserves at December 31, 2005 relate to our interests in the Njord field in Norway. The Njord field has an approved development plan for a gas export project that will allow the operator to move nearly all of our proved undeveloped gas reserves into commercial production. Construction has begun on this project and sales contracts are in place. Initial production from the gas export project is anticipated to begin in late 2007 or early 2008.
     If you have any questions, please contact the undersigned at (713) 307-8700 with any questions.
Sincerely,
/s/ Robert L. Thompson
Robert L. Thompson
Vice President, Chief Accounting Officer
Cc:
Chris Ferazzi
James Eggers